Exhibit 99.3

FOR IMMEDIATE RELEASE:

April 15, 2016

Concerned InterOil Shareholders Commence Legal Proceedings to Protect Basic Right of Shareholders

•	InterOil fails to call validly requested special meeting of shareholders

•	Shareholders need to have an opportunity to voice their views to the Board

•	InterOil continues pattern of avoiding accountability to shareholders

HOUSTON, TEXAS – April 15, 2016 – The founding shareholder and former chairman and Chief Executive Officer of InterOil Corporation (“InterOil” or the “Company”) (NYSE:IOC), Phil Mulacek, and Petroleum Independent & Exploration, LLC (the “Concerned InterOil Shareholders”), announced today that Mr. Mulacek on behalf of the Concerned InterOil Shareholders and certain other shareholders commenced legal proceedings against the Company regarding the requisition (the “Requisition”) of a special meeting of shareholders (the “Special Meeting”) made by the Concerned InterOil Shareholders and certain other shareholders who collectively own over 7.5% of the issued and outstanding shares of the Company.

“The Board has failed to follow through on its statutory obligation to shareholders to call the Special Meeting that is intended to allow shareholders an opportunity to voice their views on the resolutions proposed in the Requisition,” Mr. Mulacek said. “Given the Company’s pattern of ignoring serious shareholder concerns about its operational decision making, corporate governance, overhead expenses, budgeting process and capital allocation, the Concerned InterOil Shareholders are disappointed, but not surprised at this. Forcing the Concerned InterOil Shareholders to commence legal proceedings to protect a basic right of shareholders is another vivid example of how InterOil flaunts fundamental principles of good corporate governance on a selective basis.”

“Current management and the Board have once again attempted to avoid being held accountable to shareholders. Since submitting our Requisition to the Company and filing an information circular, we have been inundated with calls from other shareholders who share our concerns and support the resolutions we have put forward. The Company has said calling a Special Meeting would be an ‘unnecessary use of corporate resources’, which we see as a blatant manipulation by the Board and Management. The cost of a Special Meeting which will hold the board and management accountable - is not material in comparison to the continued destruction of shareholder value that has occurred and would occur without a Special Meeting,” continued Mr. Mulacek.

Background

On March 21, 2016, the Concerned InterOil Shareholders and certain other shareholders delivered the Requisition to the Company, and in the Requisition, the Concerned InterOil Shareholders requested that the Company call the Special Meeting and include several resolutions focused on improving the corporate governance of InterOil (the “Proposals”).

The Company did not acknowledge publicly that they had received the Requisition for ten days, until the Concerned InterOil Shareholders issued a press release on March 31, 2016.

On April 1, 2016, InterOil wrote to Mr. Mulacek, proposing to meet to discuss the Proposals. In the interests of avoiding further delay in adopting the Proposals in connection with the Special Meeting, Mr. Mulacek after consultation with other shareholders - readily agreed to the meeting. The meeting was finally held on April 8, 2016 to accommodate representatives of the Company, only one business day before InterOil was required to call the Special Meeting. By this time Mr. Mulacek had received significant supportive feedback from numerous InterOil shareholders, and he came prepared to constructively negotiate with the Company. Much to his disappointment, it quickly became clear that InterOil’s representatives had no intention of negotiating with the Concerned InterOil Shareholders. After requesting Mr. Mulacek to repeat the Proposals, they vaguely replied that they would consider the Proposals and respond when appropriate.

InterOil had until April 11, 2016 to call the Special Meeting, but made no announcement to that effect, nor did they confirm that the proposals would be included in the Company’s annual and special meeting scheduled for June 14, 2016. After receiving a letter from the Concerned InterOil Shareholders’ counsel on April 10, 2016, the Company finally responded with a letter on April 11, 2016, that suggested the Requisition had not been validly delivered (despite being received by the Company), and proposed that all parties “cease all public activities and related shareholder communications in connection with these matters for a period of 15 business days,” to facilitate further discussions.

On April 12, 2016, fearing further delay or obstruction of the Concerned InterOil Shareholders commenced an action was filed privately with the Supreme Court of Yukon to call the Special Meeting to protect and ensure that InterOil shareholders have an opportunity to consider the Proposals and hold the Board accountable.

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Advisors:

The Concerned InterOil Shareholders have retained Wildeboer Dellelce LLP and Taft Stettinius & Hollister LLP as its legal advisors, and Bayfield Strategy as its strategic communications advisor in connection with this matter.

About Phil Mulacek:

Mr. Mulacek is the founding shareholder of InterOil and served as chairman, CEO and a director until his retirement from the company in November, 2013. During his tenure at the company, its market capitalization grew from approximately US$10 million (~ US$0.50/share) to over US$4.5 billion (~ US$92.00/share) at his departure. The company also constructed the first petroleum refinery in Papua New Guinea, a 36,000 bpd facility at Napa Napa, with a fully integrated downstream business that contributed to support of the company.

Mr. Mulacek led InterOil’s discovery of the world-class Elk and Antelope gas fields in the Gulf Province of Papua New Guinea, with approximately 10 to 15 tcfe of certified hydrocarbon resource, and the nearby Triceratops gas field, with approximately 1 tcfe of certified hydrocarbon resource. These fields have been among the largest onshore discoveries in PNG and Asia recent years.

Since retiring from InterOil in 2013, Mr. Mulacek has remained actively involved in the upstream oil and gas industry in Papua New Guinea, the US and elsewhere globally through his affiliated companies with offices in Singapore and branch offices in the United States. He resides in Singapore.

Cautionary Statement Regarding Forward-Looking Statements:

This press release contains forward-looking statements. All statements contained in this filing that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of the Concerned InterOil Shareholders and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. The Concerned InterOil Shareholders do not assume any obligation to update any forward-looking statements contained in this press release.

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Information Contact:

For additional information on this press release and a copy of the Requisition (including the proposed resolutions), please contact the Concerned InterOil Shareholders at +1 (832) 510-7028, or by email at info@concernedinteroilshareholders.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani

+1 (416) 907-9365

rlalani@bayfieldstrategy.com

Additional Information:

The Concerned InterOil Shareholders do not know at this time whether the business called for in the Requisition will be put to a vote by the shareholders of InterOil at the InterOil 2016 Meeting.

Information in Support of Public Broadcast Solicitation:

The Concerned InterOil Shareholders are relying on the exemption under section 9.2(4) of National Instrument 52-102 - Continuous Disclosure Obligations to make this public broadcast solicitation. The following information is provided in accordance with corporate and securities laws applicable to public broadcast solicitations.

This solicitation is being made by the Concerned InterOil Shareholders and not by or on behalf of the management of InterOil.

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The address of InterOil is 163 Penang Road, Winsland House II, #06-02, Singapore, 238463.

The Concerned InterOil Shareholders have filed an information circular dated March 31, 2016 (the “Concerned InterOil Shareholders Circular”) concerning the Requisition, which is attached as an Exhibit to the Concerned InterOil Shareholders Circular. The Concerned InterOil Shareholders Circular will be available on InterOil’s company profile on SEDAR at http://www.sedar.com. The Concerned InterOil Shareholders have also filed a statement of beneficial ownership on Form 13-D (the “Form 13-D”), with the U.S. Securities and Exchange Commission. The Form 13-D also includes the Requisition as an Exhibit and is available at https://www.sec.gov/Archives/edgar/data/1221715/000114420416090986/v435587_sc13d.htm.

The Concerned InterOil Shareholders have not yet made a determination as to whether they will formally solicit a proxy from any person in connection with the Requisition. If the Concerned InterOil Shareholders do choose to solicit proxies for the InterOil shareholders meeting they may do so by mail, telephone, facsimile, email or other electronic means as well as by newspaper or other media advertising and in person by directors, officers and employees of the Concerned InterOil Shareholders who will not be specifically remunerated therefor. In addition, the Concerned InterOil Shareholders may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, conveyed by way of public broadcast, including press release, speech or publication, and by any other manner permitted under applicable Canadian laws. The Concerned InterOil Shareholders may engage the services of one or more agents and authorize other persons to assist them in soliciting proxies on behalf of the Concerned InterOil Shareholders.

At this time, the Concerned InterOil Shareholders have not entered into any agreement pursuant to which an agent has agreed that it will act as proxy agent for the Concerned InterOil Shareholders should the Concerned InterOil Shareholders commence a formal solicitation of proxies. All costs incurred for the solicitation will be borne by the Concerned InterOil Shareholders.

A registered holder of common shares of InterOil that gives a proxy may revoke it: (a) by completing and signing a valid proxy bearing a later date and returning it in accordance with the instructions contained in the form of proxy to be provided by the Concerned InterOil Shareholders, or as otherwise provided in the proxy circular, once made available to shareholders; (b) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, as the case may be: (i) at the registered office of InterOil at any time up to and including the last business day preceding the day the meeting of InterOil shareholders or any adjournment or postponement of the meeting is to be held, or (ii) with the chairman of the meeting prior to its commencement on the day of the meeting or any adjournment or postponement of the meeting; or (c) in any other manner permitted by law.

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A non-registered holder of common shares of InterOil will be entitled to revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by its intermediary. It should be noted that revocation of proxies or voting instructions by a non-registered holder can take several days or even longer to complete and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the form of proxy or voting instruction form to ensure it is given effect in respect of the meeting.

Neither the Concerned InterOil Shareholders, nor any directors or officers, or any associates or affiliates of the foregoing, has: (i) any material interest, direct or indirect, in any transaction since the beginning of InterOil’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect InterOil or any of its subsidiaries; or (ii) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted on at the upcoming meeting of InterOil shareholders, other than the matters set forth in the Requisition.

However, certain of the Concerned InterOil Shareholders are the beneficial holders of minority indirect participation interests in certain of InterOil’s petroleum prospecting licenses and petroleum retention licenses in Papua New Guinea under indirect participation agreements with InterOil. The Concerned InterOil Shareholders believe that these indirect participation interests are not material to InterOil but are nevertheless fully aligned and not in conflict with the interests of InterOil shareholders.

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